FORM 6-K
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                       Securities and Exchange Commission
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934



For the month of April                                              2003
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                          Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        Form 20-F                   Form 40-F      X
                  ----------------                ----------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes                           No     X
                  ------------------              ------------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________
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                                DOCUMENT INDEX
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Document                                                              Page No.
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   1.     News Release dated April 23, 2003 ("Industry Leaders And      4
          Customers To Gather At Wireless Enterprise Symposium")
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                                                                      Document 1
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[RIM LOGO OMITTED]

                                                                  NEWS RELEASE

                                                                 April 23, 2003
FOR IMMEDIATE RELEASE

INDUSTRY LEADERS AND CUSTOMERS TO GATHER AT WIRELESS ENTERPRISE SYMPOSIUM

New Orleans, LA - The 2nd annual Wireless Enterprise Symposium will take place in New Orleans on May 6-7. This unique event provides an intense educational and networking opportunity for IT professionals charged with defining and implementing wireless strategies. Hosted by Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) and co-sponsored by an impressive line-up of more than 50 wireless leaders including Nokia, Sun and HP, the Wireless Enterprise Symposium connects IT professionals with leading experts, wireless operators, device manufacturers, software vendors and multi-platform solution providers in one dynamic forum.

This year's symposium delivers a broad choice of keynotes, general sessions, technical seminars, labs, training, case studies, demonstrations, round-table discussions and exhibits focused on the information and tools needed to effectively plan, implement and evolve a wireless enterprise strategy. Leading analysts from Gartner Research and the Andrew Seybold Group will be on hand as well as guest speakers from RIM, Nokia, Sun Microsystems, HP, IBM, AT&T Wireless, Cingular Wireless, Motient, Nextel, Siebel Systems, Symbian, T-Mobile and Verizon Wireless. A special keynote address is also scheduled with Al Gore, 45th Vice President of the United States.

Wireless Enterprise Symposium 2003 features 5 main tracks with a choice of over 50 sessions to allow you to customize and maximize your personal agenda:

Track 1 - Building Your Wireless Data Strategy
Get a jump-start on your wireless data plans. Leaders from the wireless industry will gather to share their knowledge and experience in shaping a wireless strategy.

Track 2 - Managing Wireless in the Enterprise
What is involved in a successful implementation? Learn from industry experts and other companies who have successfully deployed and managed wireless solutions. If you are currently implementing a wireless solution, this track is a must.

Track 3 - Beyond Wireless Email
Go beyond wireless email. The wireless technologies and tools now exist to allow mobile workers to securely access and interact with corporate data systems. Define opportunities to further increase the productivity of your employees and leverage your existing IT investments.

Track 4 - BlackBerry(R) in the Enterprise
This track focuses specifically on BlackBerry deployments. Learn how to maximize your BlackBerry investment and extend wireless connectivity to such business applications as ERP, CRM, sales force automation and business intelligence. Also, find out the about recent and upcoming product developments direct from BlackBerry product managers and learn best practices on the deployment and management of the BlackBerry platform.

Track 5 - Developing Wireless Applications for the Enterprise
Get up to speed on the latest application development strategies, tools and techniques. Learn best practices from industry experts to help ease the development and deployment of secure and reliable wireless applications.

For more information on the Wireless Enterprise Symposium 2003 or to register online, please visit: www.wirelessenterprisesymposium.com.
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About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(R) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     -30-

Media Contact:
Scott Pollard
Brodeur Worldwide for RIM
212.771.3644
spollard@brodeur.com
--------------------

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net
--------------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities.

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                                  SIGNATURES


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Research In Motion Limited
                                         --------------------------------------
                                                  (Registrant)

Date:    April 24, 2003                  By:     /s/ Angelo Loberto
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                                                    (Signature)
                                              Angelo Loberto
                                              Vice President, Finance